UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 27, 2011	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance

BANCOLOMBIA S.A. ANNOUNCES TRANSACTION BETWEEN SHAREHOLDERS

Medellín, Colombia, May 27,  2011

Bancolombia’s shareholder registry has been updated to reflect a transfer of 77.344,814 shares, equivalent to 9,82% of the Bank’s outstanding shares, to Grupo de Inversiones Suramericana S.A.

The transfer occurred in connection with the partial split-off of Portafolio de Inversiones Suramericana S.A. (En liquidación), an affiliate of Grupo Suramericana de Inversiones S.A., pursuant to which some of the assets of Portafolio de Inversiones Suramericana S.A., including shares of the Bank, were transferred to Grupo Suramericana de Inversiones S.A.

This transfer does not change the participation that Grupo de Inversiones Suramericana S.A. has in the outstanding capital stock of the Bank.